Exhibit 12.01

CARAUSTAR INDUSTRIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS)

	2001		2002		2003	2004	2005
EARNINGS:
Income (Loss) from continuing operations before income taxes, minority interest, reversal of loss on discontinued operations, and cumulative effect of accounting changes	$(18,988)		$(34,498)		$(31,788)	$11,444	$(29,993)
Equity in income of less-than-50-percent-owned entities	—		—		—	—	—
Fixed charges	49,739		46,977		53,522	51,644	51,213

Earnings	$30,751		$12,479		$21,734	$63,088	$21,220

FIXED CHARGES:
Interest expense	$43,234		$39,670		$46,461	$45,946	$46,500
Amortization of debt issuance costs	1,566		1,534		(214)	(876)	(997)
Estimate of the interest cost within rental expense	4,939		5,773		7,275	6,574	5,710

Fixed charges	$49,739		$46,977		$53,522	$51,644	$51,213

Ratio of earnings to fixed charges	0.62	(1)	0.27	(1)	0.41 (1)	1.22	0.41 (1)

(1)	The 2005, 2003, 2002 and 2001 earnings were inadequate to cover fixed charges. The cover deficiency was $29.9 million, $31.8 million, $34.5 million and $18.9 million, respectively.